Filed Pursuant to Rule 253(g)(2)
File No. 024-10717

RSE COLLECTION, LLC

SUPPLEMENT NO. 1 DATED OCTOBER 28, 2019

TO THE POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 18

DATED OCTOBER 11, 2019

This Supplement No.1 dated October 28, 2019, supplements the Post-Qualification Offering Circular Amendment No. 18 of RSE Collection, LLC (the “Company”) dated October 11, 2019 which forms a part of the offering statement on Form 1-A filed by us with the Securities and Exchange Commission on October 11, 2019 and qualified on October 23, 2019, as may be further amended and supplemented  (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is solely to update the disclosure in the Offering Circular with respect to a particular Series of the Company and such Series’ Underlying Asset.  As a result, the “#83PN1 / Series 1983 Porsche 928” is renamed “#80PN1 / Series 1980 Porsche 928”  and the Use of Proceeds, Asset Description and details contained in the Master Series Table with respect to such Series are replaced in their entirety with the information contained in this Supplement No. 1. Except as specifically set forth in this Supplement No. 1, the Offering Circular remains unchanged.

INTERESTS IN SERIES COVERED BY THIS SUPPLEMENT

Series / Series Name	Qualification Date	Underlying Asset	Offering Price per Interest	Minimum Offering Size	Maximum Offering Size	Agreement Type	Opening Date	Closing Date	Status	Sourcing Fee	Minimum Membership Interests	Maximum Membership Interests	Comments
#80PN1 / Series 1980 Porsche 928	10/23/2019	1980 Porsche 928	$9.60	$38,400	$48,000	Upfront Purchase	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	($4,030)	4000	5000	• Acquired Underlying Asset for $45,750 on 10/21/2019 through a non-interest-bearing payment by the Manager

USE OF PROCEEDS – Series #80PN1

We estimate that the gross proceeds of the Series Offering (including from Series Interests acquired by the Manager) will be approximately the amount listed in the Use of Proceeds Table assuming the full amount of the Series Offering is sold, and will be used as follows:

	Use of Proceeds Table	Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #80PN1 Asset Cost (1)	$45,750	95.31%
	Equity retained by Asset Seller (1)	$0	0.00%
	Cash on Series Balance Sheet	$2,000	4.17%
	Brokerage Fee	$480	1.00%
	Offering Expenses (2)	$500	1.04%
Acquisition Expenses (3)	Accrued Interest	$0	0.00%
	Finder Fee	$0	0.00%
	Registration and other vehicle-related fees	$300	0.63%
	Transport from Seller to Warehouse incl. associated Insurance (as applicable)	$2,000	4.17%
	Marketing Materials	$1,000	2.08%
	Refurbishment & maintenance	$0	0.00%
	Sourcing Fee	-$4,030	-8.40%
	Total Fees and Expenses	$250	0.52%
	Total Proceeds	$48,000	100.00%

(1)Consists of an agreement listed in the Series Detail Table with the Asset Seller to be paid in full at the expiration date of the agreement listed in the Series Detail Table.

(2)Solely in connection with the offering of the Series Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series Offering.

(3)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

On the date listed in the Series Detail Table, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table.

Series Detail Table
Agreement Type	Upfront Purchase
Date of Agreement	10/21/2019
Expiration Date of Agreement	N/A
Down-payment Amount	$0
Installment 1 Amount	$45,750
Installment 2 Amount	$0
Acquisition Expenses	$3,300

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the Brokerage Fee listed in the Use of Proceeds Table to (i) the Broker as consideration for providing certain broker-dealer services to the Company in connection with this Series Offering, (ii) the Offering Expenses listed in the Use of Proceeds Table related to the Custody Fee, (iii) the Acquisition Expenses listed in the Series Detail Table (including but not limited to the items described in the Use of Proceeds Table above), the Transportation Expenses and Marketing Materials fees listed in the Use of Proceeds Table which will be paid to the Manager and its affiliates, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) Sourcing Fee to the Manager listed in the Use of Proceeds Table as consideration for assisting in the sourcing of the Series.  Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.  See “Plan of Distribution and Subscription Procedure – Fees and Expenses” for additional information.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series Offering.  The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses.  In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF THE SERIES 1980 PORSCHE 928

Investment Overview

●Upon completion of the Series #80PN1 Offering, Series #80PN1 will purchase a 1980 Porsche 928 (at times described as the “‘Porsche 928” throughout this Offering Circular) as the underlying asset for Series #80PN1 (the “Series 1980 Porsche 928” or the “Underlying Asset” with respect to Series #80PN1, as applicable), the specifications of which are set forth below.

●The Porsche 928 was a 2+2 GT car built by Porsche from 1977 – 1995 and had total production of 61,056 examples built across all years and variants.

●The First Series of the Porsche 928 was built from 1977 – 1982 and consisted of 17,669 examples.

●The 928 was the first Porsche production car with a V8 and the only coupe powered by a front-engine V8.

Asset Description

Ownership & Maintenance History

●The Underlying Asset has had two owners since new with documented service history.

●The Underlying Asset benefited from a major service in late 2017 into early 2018 totaling over $18,000 and a more recent service in March of 2019 totaling around $6,000.

●The Underlying Asset has had 2 previous owners and remained with its original owner’s family through 2018, when it was sold to its second caretaker.

●Having traveled just under 20,000 miles since new, the Series 1980 Porsche 928 has been properly stored and serviced throughout its life.

Notable Features

●The Underlying Asset is a First Series of the only Porsche coupe powered by a front-engine V8.

●The Underlying Asset exhibits a rare color combination of Hellblau exterior with tan Pasha interior.

Notable Defects

●The Underlying Asset presents in condition commensurate with its limited mileage and use.

Details

Series 1980 Porsche 928
Year	1980
Production Total	17,669
Mileage	19,887
Engine	4.5 L V8
Transmission	5-speed manual
Color EXT	HellBlau
Color INT	Tan Pasha
Documentation	Service, CoA
Condition	Original
Books/manuals/tools	Yes
Restored	No
Paint	Largely Original
Vin	92A0810274
Engine	Original (81001633)
Transmission	Original (100371)

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series 1980 Porsche 928 going forward.